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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 5)*

AmerInst Insurance Group, Ltd.

(Name of Issuer)

Common Shares, par value $1.00

(Title of Class of Securities)

G0327K-10-0

(CUSIP Number)

AmerInst Investment Company, Ltd.

Murray Nicol

c/o USA Risk Group (Bermuda) Ltd.

Windsor Place

18 Queen Street, P.O. Box HM 1601

Hamilton, Bermuda HMGX

(441) 296-3973

with a copy to:

Mark H. Berens

Bell, Boyd & Lloyd LLC

Three First National Plaza

70 W. Madison Street

Suite 3100

Chicago, Illinois 60602

(312) 372-1121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Check the following box if a fee is being paid with the statement.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0327K100	SCHEDULE 13D	Page 2 of 5

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person

AmerInst Investment Company, Ltd.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds

WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)	☐

6.	Citizenship or Place of Organization

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

231,785
8. Shared Voting Power

-0-
9. Sole Dispositive Power

231,785
10. Shared Dispositive Power

-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

231,785
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

23.3%(1)
14.	Type of Reporting Person

CO

(1)	The Reporting Person is a subsidiary of the Issuer. The shares held by the Reporting Person constitute approximately 23.3% of the shares issued by the Issuer, including the shares held by the Reporting Person.

Item 1. Security and Issuer.

This statement constitutes Amendment No. 5 to the Statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on May 9, 2002, as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 10, 2002, Amendment No. 2 to the Original Schedule 13D filed with the SEC on November 19, 2003, Amendment No. 3 to the Original Schedule 13D filed with the SEC on April 18, 2005, and Amendment No. 4 to the Original Schedule 13D filed with the SEC on April 5, 2006, and relates to the Common Shares, par value $1.00 per share (the “Common Shares”) of AmerInst Insurance Group, Ltd., a Bermuda company (“Issuer”). The principal executive offices of the Issuer are c/o USA Risk Group (Bermuda) Ltd., Windsor Place, 18 Queen Street, P.O. Box HM 1601, Hamilton, Bermuda HMGX. Unless otherwise stated herein, the Original Schedule 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as previously amended. All share numbers and per share information in this Amendment No. 5 reflect the Issuer’s dividend of two additional Common Shares for each one Common Share outstanding that was distributed on July 3, 2006 to shareholders of record as of April 2, 2006.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of the funds used or to be used by the Reporting Person to purchase the Common Shares are as follows:

Source of Funds	Amount of Funds
Working Capital(1)	$3,721,303

(1)	As used herein, the term “Working Capital” includes income from the business operations of the Reporting Person. None of the funds reported herein as “Working Capital” were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Common Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated to read in its entirety as follows:

(a) Percentage interest calculations for the Reporting Person are based upon the Issuer having 995,253 total issued Common Shares, including the 231,785 shares held by the Reporting Person.

The aggregate number of Common Shares that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 231,785, which constitutes approximately 23.3% of the Issuer’s issued Common Shares. The Reporting Person is a subsidiary of the Issuer.

(b) The Reporting Person has sole power to vote, to direct the vote, to dispose and to direct the disposition with respect to 231,785 Common Shares.

(c) On October 18, 2006, the Reporting Person sold 97,927 Common Shares to existing shareholders of the Issuer at a price per share of $23.33 pursuant to the exercise of subscription rights by such shareholders in accordance with the rights offering commenced by the Issuer on July 28, 2006. During the past 60 days, the Reporting Person purchased Common Shares as set forth in Schedule I attached hereto. All such purchases were in privately negotiated transactions. Except as disclosed in this Amendment No. 4, the Reporting Person has not effected any transactions in the Common Shares in the last 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Person.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 24, 2006

AMERINST INVESTMENT COMPANY, LTD.

By:	/s/ Murray Nicol
Murray Nicol
Director, Vice President and Treasurer

SCHEDULE I

TO

SCHEDULE 13D AMENDMENT NO. 5

FOR

AmerInst Investment Company, Ltd.

Date of Transaction	Number of Shares	Price Per Share ($)
October 1, 2006	4,944	28.08
October 1, 2006	1,800	22.67
October 1, 2006	381	22.50